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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KAYAK SOFTWARE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

486577109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Daniel Stephen Hafner
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,260,598 shares (1)(3)
	6	Shared Voting Power 1,102,267 shares (2)(3)
	7	Sole Dispositive Power 1,260,598 shares (1)(3)
	8	Shared Dispositive Power 1,102,267 shares (2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,865 shares (1)(2)(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 33.00% (4)
12	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,002,265 shares of Class B Common Stock held directly by the Reporting Person, and 100,000 shares of Class B Common Stock, held of record by the J.M. Hafner Trust. Also includes 158,333 shares of Class B Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2012.

(2)	Includes 602,267 shares of Class B Common Stock over which the Reporting Person has limited voting power pursuant to a voting agreement and proxy dated April 13, 2011. Also includes 500,000 shares of Class B Common Stock, held of record by the D.S. Hafner Trust.

(3)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.

(4)	Based on 4,798,373 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B Common Stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

SCHEDULE 13G

Item 1

	(a)	Name of Issuer

KAYAK Software Corporation

	(b)	Address of Issuer’s Principal Executive Offices

55 NORTH WATER STREET
SUITE 1
NORWALK CT 06854

Item 2

	(a)	Name of Person Filing

Daniel Stephen Hafner

	(b)	Address of Principal Business Office or, if none, Residence

55 NORTH WATER STREET
SUITE 1
NORWALK CT 06854

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Class A Common Stock

	(e)	CUSIP Number

486577109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned

2,362,865 shares (5)(6)(7)

Item 4(b)	Percent of Class

33.00% (8)

Item 4(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 1,260,598 shares (5)(7)

	(ii)	Shared power to vote or to direct the vote 1,102,267 shares (6)(7)

	(iii)	Sole power to dispose or to direct the disposition of 1,260,598 shares (5)(7)

	(iv)	Shared power to dispose or to direct the disposition of 1,102,267 shares (6)(7)

(5)	Includes 1,002,265 shares of Class B Common Stock held directly by the Reporting Person, 100,000 shares of Class B Common Stock, held of record by the J.M. Hafner Trust. Also includes 158,333 shares of Class B Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2012.

(6)	Includes 602,267 shares of Class B Common Stock over which the Reporting Person has limited voting power pursuant to a voting agreement and proxy dated April 13, 2011. Also includes 500,000 shares of Class B Common Stock, held of record by the D.S. Hafner Trust.

(7)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.

(8)	Based on 4,798,373 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B Common Stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

/s/ Daniel Stephen Hafner
Daniel Stephen Hafner